

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 23, 2017

Via E-mail
Douglas Cole
Chief Executive Officer
Oroplata Resources, Inc.
930 Tahoe Blvd., Suite 802-16
Incline Village, NV 89451

> **Re: Oroplata Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed October 10, 2017**
> **File No. 333-220876**

Dear Mr. Cole:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note your common stock is quoted on the OTC Pink. Please note that we do not view the OTC Pink as an established public trading market with respect to secondary at-the-market offerings for purposes of identifying the offering price on the prospectus cover page. See in this regard Compliance and Disclosure Interpretations, Securities Act Sections, 139.13. Please withdraw the registration statement or advise us why you believe it is appropriate as an indirect primary offering.

Plan of Distribution, page 10

2. We note your disclosure that you are registering common stock under the "Investment Agreement." We also note your disclosure that you are registering common stock underlying five convertible notes. Please revise your plan of distribution, and statements

elsewhere, to reflect the plan of distribution for the common stock underlying the convertible notes.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Michael Killoy at (202) 551-7576 or James Lopez at (202) 551-3536 with any questions.

Sincerely,

/s/ James Lopez (for)

John Reynolds
Assistant Director
Office of Beverages, Apparel,
and Mining

cc: Jeffrey Maller, Esq.
        Law Office of Jeffrey Maller, PC